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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Duke Realty Limited Partnership

(Name of Issuer)
Limited Partner Units

(Title of Class of Securities)
N/A
(CUSIP Number)
John R. Gaskin Duke Acquisition, Inc. 3950 Shackleford Road, Suite 300 Duluth, Georgia 30096-8268 (770) 717-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. :

(Continued on following pages)

CUSIP No. N/A

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)
Duke Acquisition, Inc. 58-2660037

2.	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Duke Acquisition, Inc. is a Georgia corporation.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER
129,932,554

		8.	SHARED VOTING POWER
-0-

		9.	SOLE DISPOSITIVE POWER
129,932,554

		10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,932,554

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
88.6%

14.	TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer.

Class of Equity Securities: Name of Issuer: Address of Issuer's Principal Executive Officers:	Limited Partner Units Duke Realty Limited Partnership 900 East 96th Street, Suite 100 Indianapolis, Indiana 46240

Item 2. Identity and Background.

  (a)
  The name of the person filing this statement is Duke Acquisition, Inc., a Georgia corporation ("DAI").
  (b)
  The address of the principal office and principal place of business of DAI is 3950 Shackleford Road, Suite 300, Duluth, Georgia 30096-8268.
  (c)
  As its principal business, DAI performs services associated with the acquisition and disposition of rental real estate.
  (d)
  During the past five years, DAI has not been convicted in a criminal proceeding.
  (e)
  During the past five years, DAI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which DAI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        On January 1, 2002, DAI issued 1,000 shares of its common stock, $0.01 par value per share, which constitutes of all of DAI's issued and outstanding common stock, to Duke Realty Limited Partnership in exchange for the 129,932,554 limited partner units.

Item 4.    Purpose of Transaction.

        On January 1, 2002, 129,932,554 units of general partnership interests owned by Duke Realty Corporation in Duke Realty Limited Partnership ("DRLP") were converted to limited partnership interests and immediately contributed by Duke Realty Corporation to Duke Acquisition, Inc.("DAI"). Because DAI is a wholly owned subsidiary of Duke Realty Corporation, there was no beneficial change in the ownership of these units. Following the contribution, Duke Realty Corporation continues to own a General Partnership interest in DRLP and is the sole General Partner in DRLP. This transaction will assist Duke Realty Corporation and its subsidiaries in minimizing their future state and local tax costs.

        The reporting entity has no plan or proposals of the types described in subsections (a)—(j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)	Amount beneficially owned:	129,932,554
	Percent of class:	88.6%
(b)	Number of shares as to which the reporting person has:
(i)	Sole power to vote or direct the vote:	129,932,554*
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition:	129,932,554*
(iv)	Shared power to dispose or to direct the disposition:	0
*These securities consist of limited partnership interests in the issuer. The voting control of the issuer is held by the general partner, Duke Realty Corporation.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002	Duke Acquisition, Inc.
	By	/s/ Howard L. Feinsand
Howard L. Feinsand
President

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SIGNATURE